FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2021

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

19 February 2021

HSBC HOLDINGS PLC
CHANGES TO BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc (the 'Company') has today announced the appointment of Dame Carolyn Fairbairn (60) as an Independent non-executive Director of the Company. The appointment will take effect from 1 September 2021. She will also be appointed as a member of the Group Remuneration Committee, Group Risk Committee and the Nomination & Corporate Governance Committee.

Dame Carolyn is a highly regarded business leader with a deep understanding of the macro economic and political environment. She has strong experience in media, government and finance. In addition to her most recent role as the Director-General of the Confederation of British Industry, which she held from 2015 to 2020, she has extensive FTSE board experience, including as non-executive Director of Lloyds Banking Group plc, The Vitec Group plc, and Capita plc. She has also previously served as a non-executive Director of the UK Competition and Markets Authority and the Financial Services Authority.

Dame Carolyn holds a BA in Economics from Cambridge University, an MA in International Relations from the University of Pennsylvania and an MBA with distinction from INSEAD.

Commenting on the appointment, HSBC's Group Chairman, Mark Tucker, said:

"Carolyn has had an exceptional career across numerous industries, both as an executive and non-executive. With the CBI, she demonstrated her ability to navigate and influence various stakeholder groups. This will be of great value to the Board in the increasingly uncertain environment we operate in today.

We look forward to her joining the Board later in the year and the insights and fresh perspectives she will bring to our Board discussions."

The Directors have determined that Dame Carolyn is independent. In making that determination, the Directors have concluded that there are no other relationships or circumstances which are likely to affect her judgement and that any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:

Heidi Ashley
+44 (0) 20 7992 2045
heidi.ashley@hsbc.com

Supplementary Information:

As an Independent non-executive Director, Dame Carolyn will not have a service contract with the Company and will be paid total fees of £244,000 per annum pursuant to the Directors' remuneration policy approved by shareholders at the 2019 Annual General Meeting (AGM). The total per annum fees consist of: £127,000 for her role as Independent non-executive Director, £40,000 as a member of the Group Remuneration Committee, £40,000 as a member of the Group Risk Committee, £33,000 as a member of the Nomination & Corporate Governance Committee and a £4,000 Travel Allowance.

Dame Carolyn's appointment as a Director of the Company is subject to election by shareholders at the 2022 AGM and annual re-election thereafter. Her initial three-year term will run from her initial election, if successful, until the 2025 AGM.

On 11 February 2021, it was announced that Dame Carolyn would be appointed non-executive Director of BAE Systems plc (London Stock Exchange), with effect from 1 March 2021.

Save as disclosed above, Dame Carolyn has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years. She does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. She does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointment of Dame Carolyn that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to Editors:

1. Professional qualifications of Dame Carolyn
INSEAD: MBA with Distinction, University of Pennsylvania: MA International Relations and University of Cambridge: BA Economic Double First Class Honours.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Laura Cha†, Henri de Castries†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, Eileen K Murray†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,956bn at 30 September 2020, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 19 February 2021